Filed by Camden Property Trust Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Summit Properties Inc.
Commission File No.: 001-12792

     This filing relates to a proposed acquisition (the “Acquisition”) by Camden Property Trust (“Camden”) of Summit Properties Inc. (“Summit”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2004 (the “Merger Agreement”), by and among Camden, Camden Summit, Inc. (formerly Camden Sparks, Inc.), a wholly owned subsidiary of Camden, and Summit, as amended pursuant to the terms of an Amendment No. 1 to such Merger Agreement dated as of October 6, 2004 (the “Amendment”). The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Camden on October 5, 2004, and the Amendment is on file with the Commission as an exhibit to the Current Report on Form 8-K filed by Camden on October 7, 2004. Both the Merger Agreement and the Amendment are incorporated by reference into this filing.

     On January 13, 2005, Camden issued a press release announcing the record date for a special shareholder meeting to consider a proposal to approve the issuance of shares in the Acquisition. The text of the press release is as follows:

CAMDEN PROPERTY TRUST
ANNOUNCES RECORD DATE FOR SPECIAL SHAREHOLDER MEETING

Houston, TEXAS (January 13, 2005) — The Board of Trust Managers of Camden Property Trust (NYSE:CPT) announced today that the special shareholder meeting to consider a proposal to approve the issuance of shares in the previously announced merger with Summit Properties Inc. will be held on February 28, 2005 at 9:00 a.m., central time, at Renaissance Hotel, 6 East Greenway Plaza, Houston, Texas. The Board of Trust Managers has fixed the close of business on January 24, 2005 as the record date for determining shareholders entitled to vote at the special meeting. A proxy statement containing information about the special meeting and the merger will be mailed to shareholders. Shareholders are urged to read the proxy statement when it becomes available. The special meeting will be webcast live at 9:00 a.m. Central Time in a listen-only mode at www.camdenliving.com in the Investor Relations section, and an audio archive will be available on the company’s website shortly after the event concludes.

Camden Property Trust is a real estate company engaged in the ownership, development, acquisition, management and disposition of multifamily apartment communities. Camden owns interests in and operates 144 properties containing 51,456 apartment homes in the Sunbelt and Midwestern markets from Florida to California. Upon completion of three properties under development, the Company’s portfolio will increase to 52,570 apartment homes in 147 properties.

For additional information, please contact Camden’s Investor Relations Department at 1-800-9Camden or 713/354-2787 or access our website at http://www.camdenliving.com.

In connection with the proposed merger of Summit with and into a wholly owned subsidiary of Camden, Camden and Summit have filed preliminary relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that contains a prospectus and a joint proxy statement. These documents are not final and will be further amended. INVESTORS AND SECURITY HOLDERS OF CAMDEN AND SUMMIT ARE URGED TO READ THE DEFINITIVE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, SUMMIT AND THE MERGER. The definitive proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Camden or Summit with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, TX 77046, Attention: Investor Relations, and free copies of the documents filed by with the SEC by Summit by directing a written request to Summit Properties Inc. 309 East Morehead Street, Suite 200, Charlotte, NC 28202, Attention: Investor Relations. Investors and security holders are urged to read the definitive proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Camden, Summit and their respective executive officers, trust managers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Camden and Summit in connection with the merger. Information about those executive officers and trust managers of Camden and their ownership of Camden common shares is set forth in the proxy statement for Camden’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 30, 2004. Information about the executive officers and directors of Summit and their ownership of Summit common stock is set forth in the proxy statement for Summit’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Camden, Summit and their respective executive officers, trust managers and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.